Exhibit 99.1

ChinaEdu Corporation Announces Privately

Negotiated Share Repurchases

BEIJING, January 16, 2013 /PRNewswire/ -- ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the "Company"), a leading online educational services provider in China, announced today that it has entered into definitive agreements with Columbia Pacific Advisors, LLC, Lake Union Capital Management, LLC and New Vernon Investment Management LLC, pursuant to which ChinaEdu will repurchase 5,175,456 American Depositary Shares (the “ADSs”) in the aggregate, each representing three (3) ordinary shares of ChinaEdu, at a purchase price of $5.60 per ADS (or $1.87 per ordinary share) for a total purchase price of approximately $29 million through privately negotiated transactions, subject to obtaining necessary financing by the Company.

ChinaEdu CEO Shawn Ding commented, "The announcement today of the stock repurchases reflects the Board of Directors' continued confidence in the Company's near and long term financial and operating performance and commitment to enhancing stockholder value."

The Board of Directors of ChinaEdu authorized the repurchases and the obtaining of financing given ChinaEdu's current financial and operating performance, available capital surplus, future prospects, current market conditions and other strategic planning considerations.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 12 universities, ranging from 10 to 50 years in length. The Company has also entered into technology agreements with 6 universities. Besides, ChinaEdu performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net